UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1. Name and Address of Reporting Person

     Ortenzio, James A.
     c/o Internet Commerce Corporation
     805 Third Avenue
     New York, NY  10022

2. Issuer Name and Ticker or Trading Symbol

   Internet Commerce Corporation ("ICCSA")

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year

   January, 2000

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)


7. Individual or Joint/Group Filing (Check Applicable Line)

   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
-----------------------------------------------------------------------------------------------------------------------------------|
-----------------------------------------------------------------------------------------------------------------------------------|
Class A Common Stock       |07/01/|  J | |      311         | A |   N/A     |                   |  D   |                           |
                           | 99   |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Class A Common Stock       |01/11/|  C | |   40,000         | A |   N/A     |   40,311          |  D   |                           |
                           | 00   |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|

(1) Received as a dividend on shares of Series A Preferred Stock held by Mr. Ortenzio as of July 1, 1999.

(2) Received upon conversion of all of the shares of Series A Preferred Stock held by Mr. Ortenzio.

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is  filed  by more  than one  reporting  person,  see  Instruction
4(b)(v).

                                                                 SEC 1474 (7-96)
                                                                          (Over)

-----------------------------------------------------------------------------------------------------------------------------------
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
-----------------------------------------------------------------------------------------------------------------------------------|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
-----------------------------------------------------------------------------------------------------------------------------------|
-----------------------------------------------------------------------------------------------------------------------------------|
Series A Preferred    | (3)    |04/   | J  | |          |100  |04/ |N/A  | Class A    |(3)    |$1000  |            | D |           |
Stock (1)             |        |20/   |    | |          |(A)  |20/ |     | Common     |       |per    |            |   |           |
                      |        |99    |    | |          |     |99  |     | Stock      |       |share  |            |   |           |
-----------------------------------------------------------------------------------------------------------------------------------|
Series A Preferred    | (3)    |04/   | P  | |          |100  |04/ |N/A  | Class A    |(3)    |$100   |            | D |           |
Stock (2)             |        |20/   |    | |          |(A)  |20/ |     | Common     |       |per    |            |   |           |
                      |        |99    |    | |          |     |99  |     | Stock      |       |share  |            |   |           |
-----------------------------------------------------------------------------------------------------------------------------------|
Series A Preferred    | (3)    |01/   | C  | |          |200  |04/ |N/A  | Class A    |(3)    |$1000  |    0       |   |           |
Stock (4)             |        |11/   |    | |          |(D)  |20/ |     | Common     |       |per    |            |   |           |
                      |        |00    |    | |          |     |99  |     | Stock      |       |share  |            |   |           |
-----------------------------------------------------------------------------------------------------------------------------------|
                      |        |      |    | |          |     |    |     |            |       |       |            |   |           |
                      |        |      |    | |          |     |    |     |            |       |       |            |   |           |
                      |        |      |    | |          |     |    |     |            |       |       |            |   |           |
-----------------------------------------------------------------------------------------------------------------------------------|

Explanation of Responses:

(1)  Received upon exchange of Bridge Notes held by Mr. Ortenzio.

(2)  Purchased in the Company's April 1999 Private Placement.

(3) Each share of Series A Preferred Stock is convertible into a number of shares of Class A Common Stock determined by dividing $1,000 by 75% of the average market price of the Class A Common Stock, subject to a maximum conversion rate of 333 shares of Class A Common Stock and a minimum conversion rate of 200 shares of Class A Common Stock per share of Series A Preferred.

(4) Mr. Ortenzio converted all of his shares of Series A Preferred Stock into Class A Common Stock on January 11, 2000.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.

   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

/s/ James A. Ortenzio                           February 15, 2000
---------------------------------               ------------------
** Signature of Reporting Person                      Date

                                                                 SEC 1474 (7-96)
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